UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 under
the Securities Exchange Act of 1934

For the month of May 2014	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Other Events

On May 6, 2014, AerCap Holdings N.V. (the “Company”) issued a press release announcing that AerCap Ireland Capital Limited and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, propose to offer $2.6 billion aggregate principal amount of senior notes, consisting of three tranches of varying tenor (the “Notes”), in a private placement (the “Offering”).  The Issuers intend to use the net proceeds from the Offering to finance part of the consideration payable in connection with the Company’s previously announced acquisition of 100% of the common stock of International Lease Finance Corporation, a wholly-owned subsidiary of American International Group, Inc. (the “Acquisition”).  A copy of the press release announcing the Offering is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

In a preliminary offering memorandum dated May 6, 2014 (the “Preliminary Offering Memorandum”), distributed to prospective investors in connection with the Offering, the Issuers disclosed certain information to prospective investors that had not previously been reported to the public. The following information, excerpted from the Preliminary Offering Memorandum, is furnished as Exhibits 99.2, 99.3 and 99.4, respectively, to this Report on Form 6-K and is incorporated herein by reference:

•	the section of the Preliminary Offering Memorandum captioned “Business”;
•	the section of the Preliminary Offering Memorandum captioned “Capitalization”;
•	the section of the Preliminary Offering Memorandum captioned “Unaudited pro forma combined financial information”; and
•
the section of the Preliminary Offering Memorandum captioned “Management’s discussion and analysis of financial condition and results of operations—Financing the acquisition—Liquidity after the acquisition.”

The Notes will not be registered under the Securities Act or any state securities laws, and, unless so registered, may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

The information contained in this Report on Form 6-K, including the exhibits hereto, is neither an offer to sell nor a solicitation of an offer to purchase any of the Notes or any other securities of the Company or the Issuers.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated May 6, 2014.

99.2	The section captioned “Business” of the Preliminary Offering Memorandum.

99.3	The section captioned “Capitalization” of the Preliminary Offering Memorandum.

99.4	The section captioned “Unaudited pro forma combined financial information” of the Preliminary Offering Memorandum.

99.5
The section captioned “Management’s discussion and analysis of financial condition and results of operations—Financing the acquisition—Liquidity after the acquisition” of the Preliminary Offering Memorandum.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name: Aengus Kelly
Title: Chief Executive Officer

Date:  May 6, 2014

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 6, 2014.

99.2	The section captioned “Business” of the Preliminary Offering Memorandum.

99.3	The section captioned “Capitalization” of the Preliminary Offering Memorandum.

99.4	The section captioned “Unaudited pro forma combined financial information” of the Preliminary Offering Memorandum.

99.5
The section captioned “Management’s discussion and analysis of financial condition and results of operations—Financing the acquisition—Liquidity after the acquisition” of the Preliminary Offering Memorandum.

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